FILED BY AMIS HOLDINGS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMIS HOLDINGS, INC.

COMMISSION FILE NO. 000-50397

The following is a transcript of a joint conference call held by AMIS Holdings, Inc. and ON Semiconductor Corporation on December 13, 2007 at 5:00 A.M. PT:

FINAL TRANSCRIPT

Conference Call Transcript

ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

Event Date/Time: Dec. 13. 2007 / 5:00AM PT

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

CORPORATE PARTICIPANTS

Ken Rizvi

ON Semiconductor - IR

Keith Jackson

ON Semiconductor - CEO

Christine King

AMI Semiconductor - CEO

Donald Colvin

ON Semiconductor - CFO

CONFERENCE CALL PARTICIPANTS

Romit Shah

Lehman Brothers - Analyst

Craig Ellis

Citi - Analyst

James Schneider

Goldman Sachs - Analyst

Steven Park

Wedbush - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the ON Semiconductor and AMIS Holdings conference call. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session and instructions will be given at that time. (OPERATOR INSTRUCTIONS). As a reminder, this conference call is being recorded. I would now like to turn the conference over to your host. Mr. Ken Rizvi. Sir, you may begin.

Ken Rizvi - ON Semiconductor - IR

Thank you, Matt. Good morning and thank you for joining our conference call regarding ON Semiconductor’s acquisition of AMIS Holdings Inc., parent company of AMI Semiconductor. I am joined today by Keith Jackson and Donald Colvin, ON Semiconductor’s CEO and CFO; and Christine King, AMI Semiconductor’s CEO. This call is being web cast on the investor relations section of our web site at www.onsemi.com and on AMI Semiconductor’s web site at www.AMIS.com.

During the course of this conference call, we will make projections or other forward-looking statements regarding future events or the future financial performance of the Company. These forward-looking statements include but are not limited to statements related to the benefits of the proposed transaction between ON Semiconductor and AMIS Holdings and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date. The companies assume no obligation to update forward-looking statements to reflect actual results, change assumptions or other factors. In connection with the proposed transaction, ON plans to file with the SEC a registration statement on Form S-4 containing a joint proxy statement and prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive joint proxy statement will be mailed to stockholders of ON and AMIS. Investors and security holders are urged to read the joint proxy statement and other documents filed with the SEC carefully in their entirety when they become available because they will contain important information about the proposed transaction. Now let’s hear from Keith Jackson who will provide an overview of this transaction. Keith?

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

Keith Jackson - ON Semiconductor - CEO

Thank you, Ken, and thank you to everyone who’s joining us today. I’m very excited that early this morning, ON Semiconductor signed a definitive agreement to acquire AMIS Holdings, Inc., parent company to AMI Semiconductor. We believe this is a powerful and compelling business combination for both companies, our shareholders and our customers. The acquisition of AMIS furthers the transformation of ON Semiconductor into an analog and power leader with enhanced scale, higher value and higher margin products, deep customer relationships and an expanded addressable market. Further, by combining our operations, we expect to realize significant cost savings. Combining ON’s leading standard products and advanced manufacturing infrastructure with AMIS’ growing standard products business and substantial custom product portfolio will allow the combined company to better address our customers’ needs.

In addition, AMIS’ deep customer relationships with over 88% of their custom products sole sourced will enhance our ability to capture more of our customers’ bill of materials, thus becoming a more strategic supplier to them.

AMIS brings to ON exciting new opportunities in the medical and military aerospace markets, areas where ON traditionally has not focused, while strengthening our product offering in the automotive, industrial, computer, consumer and communications markets. In addition, we will leverage the advanced submicron capabilities of our Gresham fab to achieve both operational synergies and extend AMIS’ high-voltage and low-power offerings.

Lastly, I am pleased to announce that following the close of this transaction, Chris King will join ON Semiconductor’s Board of Directors. Her experience in the industry and in-depth knowledge of AMIS will be a valuable addition to our Board as we begin the process of integrating the two companies. I would now like to turn the call over to Chris and then Donald will go through the financial details of the definitive agreement as well as our increased stock repurchase authorization.

Christine King - AMI Semiconductor - CEO

Thank you, Keith. Needless to say, we’re all very proud of what AMIS has accomplished over the years and view this merger as a way for our shareholders and employees to benefit from the enhanced scale, growth opportunities, cash flow and profitability prospects of the combined company. We believe AMI helps to strengthen and expand ON’s analog and power management portfolio and position in the marketplace with leading products in the automotive, industrial, military aerospace, medical and communications market.

There is no question that being integrated with ON will provide significant advantages to AMI’s businesses as well. ON’s advanced submicron manufacturing platform, world-class assembly and test infrastructure, operational expertise and broad sales force and distribution channels will strengthen our operational excellence and expand our opportunities. And needless to say, the combined size and scale will benefit our customers and product roadmap.

In particular, we believe that leveraging the submicron manufacturing expertise and process technology at Gresham will further enhance and strengthen AMI’s mixed signal and digital product roadmap, particularly in the military and aerospace and medical segments, in addition to providing opportunity for meaningful cost savings across our combined operations.

The employees of AMI have built a world-class company. In addition to our leading analog technology and products, we will be adding a team of incredibly talented people to ON. AMI’s shareholders will benefit not only from the initial premium represented by the purchase price, but also from a significant postmerger ownership and a combined ON/AMI that is expect to have enhanced growth, cash flow and profitability prospects.

I would now like to turn the call over to Donald Colvin, who will share the transaction details of the definitive agreement.

Donald Colvin - ON Semiconductor - CFO

Thank you, Chris. As mentioned in our press release, each shareholder of AMI will receive 1.15 shares of ON at closing. This represents a value of approximately $10.14 per AMI share and roughly $915 million in total equity value based on the closing price of ON Semiconductor on December 12, 2007. After the transaction, ON will have approximately 405 million fully diluted shares outstanding with current ON shareholders holding approximately 74% and current AMI shareholders holding approximately 26% of ON shares on a fully diluted basis.

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

The Board of Directors of both companies have approved the definitive agreement. We expect to close the transaction in the first half of 2008 after customary regulatory approvals, closing conditions and shareholder votes to approve the acquisition. Stockholders holding approximately 24% of the voting stock of AMI have entered into voting agreements in support of this transaction.

In addition to the strategic benefits, the acquisition provides compelling financial opportunities. The combined company generated cumulative revenues of over $2.1 billion and over $500 million of EBITDA for the last 12 months as of September 30, 2007. As a combined organization, we will continue to focus on driving cost synergies, growing revenue and enhancing our profitability and cash flow. We have identified significant cost synergies on both an operational and manufacturing basis, up to $50 million in pretax savings per year in 2009 through the integration of AMI and rationalization of our combined infrastructure. We expect to begin to realize these synergies within two quarters of closing the transaction. We expect with these cost savings and excluding the impact of amortization expense that the acquisition will be accretive to our earnings per share exiting 2008.

We are also committed to continue to return capital to our shareholders as we enhance our overall cash flow generation. As noted in our press release, ON’s Board of Directors in consideration of and connection with this transaction and our expected improved cash flow generation has also increased our share repurchase authorization from 30 million shares to 50 million shares over the next three years. We are now authorized to repurchase approximately 50% of the shares we will issue as consideration in this transaction. We intend to take action on our share repurchase program as soon as practical, given the conditions imposed by the transaction.

I will now turn the call back over to Keith Jackson.

Keith Jackson - ON Semiconductor - CEO

Thank you, Donald. In summary, this is a in exciting acquisition for ON Semiconductor. We are combining two companies with world-class analog and power design and engineering talent and leveraging ON’s advanced submicron capabilities and global manufacturing infrastructure to drive our combined product roadmap, realize operational synergies and enhance our profitability. Our increased scale and broader product offering will better enable us to serve our customers across the automotive, computing, medical, military aerospace, consumer, communications and industrial markets with both standard products and custom solutions. We believe this is a great transaction for both companies, our employees, our customers and our shareholders.

We would now like to take any questions you might have. Matt?

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Romit Shah, Lehman Brothers.

Romit Shah - Lehman Brothers - Analyst

Thanks a lot, congratulations on the announcement. As you guys looked at AMI’s business, I think traditionally it has been a mid-40% gross margin business and midteens operating margins in conducting your due diligence. What do you see as the potential profit margin potential of this business and On Semi — or the potential profit margin of the total company as well?

Donald Colvin - ON Semiconductor - CFO

I think there will be a like period of transition dictated by the complex accounting rules, but what’s clear to say that on a gross margin basis, which I think you’re referring to, this will on a pro forma basis enhance our gross margin by over 200 basis points. So it will take us comfortably into the 40’s on a combined company basis. I think that 200 BPS I mentioned earlier is very, very conservative. A lot depends on the mix, but we see this as accelerating our strategic goal which we posted at the beginning of the year, $450 million in revenue, 45% gross margin. This will accelerate that, and that we should be able to achieve that much sooner.

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

Romit Shah - Lehman Brothers - Analyst

Okay. How quickly does the Company think they can start to transfer products to the Gresham facility? And going forward, what will happen to AMI’s existing facilities?

Keith Jackson - ON Semiconductor - CEO

So on the transfer piece of this equation, the processes required for the two companies have many similarities. We think that it should be a relatively straightforward process to get those things qualified. That can begin fairly quickly, and we would be hopeful that going into 2009 we would be able to run quantities and manufacturing for the AMI processes. So it’s, again, you have qualifications and customer approvals, but certainly our target would be to head into 2009 running products.

Relative to the facilities, obviously we will be completing programs for that and better prepared to answer those kinds of questions, Romit, when we get to the deal closure.

Romit Shah - Lehman Brothers - Analyst

If I could just lastly, ON has I think roughly 1 billion plus in NOLs. Can the Company use those NOLs towards future profits generated by AMI?

Donald Colvin - ON Semiconductor - CFO

The answer is yes.

Romit Shah - Lehman Brothers - Analyst

Thank you.

Operator

Craig Ellis, Citi.

Craig Ellis - Citi - Analyst

Thank you and congratulations on the deal. Don or Keith, I’m wondering if you can go into a little bit more detail on the potential cost and revenue synergies of this transaction?

Donald Colvin - ON Semiconductor - CFO

I think we stated — this in the prepared comments — that we expect these cost synergies to be in excess of $50 million on a pre-tax basis. In addition to that, we see savings in capital expenditures out of the combined companies. I think it’s fair to say that AMI currently spends $50 to $60 million a year unit in capital expenditures. We can easily identify 10 to $20 million of capital expenditure savings as we don’t need to double up the investment in the front ends that we’re already doing.

There will also potentially be interest expense savings as we can refinance some of the high-interest debt that AMI has. There will be some tax potential as well. And so all of that gets us excited that this will be a very strong cash flow enhancing deal as we mentioned in the comments. And also, the combined EBITDA of the two companies, even taking just the September, last September LTM is over $500 million dollars and this is before any synergies. So we see this really giving us a very strong financial generation, strong improvement in our financials and giving us a firepower to facilitate increased buybacks of our stock.

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

Keith Jackson - ON Semiconductor - CEO

On the revenue side, I think really exciting story there, AMI has some very deep customer relationships. It is an OEM market model, and of course they have to get very close to the engineering teams or their customers to get these custom products done. This now gives us the opportunity to expand our reach into their bills of materials with ON Semiconductor’s portfolio and have access to an even wider amount of opportunity inside those customers. So we really do think on the revenue side while we do not have numbers for you today, it is an exciting opportunity to accelerate growth.

Conversely, I could give you the other side. Where we have strong relationships at our top accounts, I think it opens up opportunities for the custom analog capabilities from AMI to expand their reach.

Craig Ellis - Citi - Analyst

Helpful, guys. How quickly will you be able to implement the buyback that was announced today following the deal’s closure? Will it be immediately, or will there be a period of delay?

Donald Colvin - ON Semiconductor - CFO

Subject to market conditions in these turbulent times, I cannot give a specific date, but you can be sure that once the deal is closed, that will be my top priority.

Craig Ellis - Citi - Analyst

Lastly for me, when you talked about accretion exiting 2008 on the transaction, were you including the benefit of share buyback, or is that just from the cost savings and the revenue synergies that has been identified?

Donald Colvin - ON Semiconductor - CFO

That was excluding the benefit from the buyback. If you add on a potential buyback, it will be more accretive.

Craig Ellis - Citi - Analyst

Thanks guys.

Operator

(OPERATOR INSTRUCTIONS). James Schneider, Goldman Sachs.

James Schneider - Goldman Sachs - Analyst

Good morning and congratulations. Just one question from me. With respect to the Gresham facility, can you remind us first of all of the utilization rate you’re running there right now and how you expect moving forward that the LSI business would roll off and the AMIS business roll in?

Keith Jackson - ON Semiconductor - CEO

It is less than 50% utilized today. We believe that the LSI run rates going into 2008 are going to be relatively flat for the year with some very slight decline across the year. So, frankly, the rolloff there has largely occurred as we entered Q4. So that would be pretty flat. On the AMI side, again, we’re expecting to do process qualification and product qualifications with our customers during 2008, and so we’re not really looking for much roll-on there until the beginning of 2009.

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

Christine King - AMI Semiconductor - CEO

I will just add to that, from the AMI point of view, I think that utilizing the Gresham fab gives us a cost point that we haven’t been able to realize before that I think we’re very excited about. Plus, it gives us the forward-looking technology roadmap that our customers are clamoring for. And so I think we have the customer relationships and the products that are really going to allow us to utilize that fab and make our customers very happy.

James Schneider - Goldman Sachs - Analyst

Actually, maybe just a follow-on then. How much of the AMI product portfolio do think you can roll into the advanced process nodes?

Christine King - AMI Semiconductor - CEO

I think there’s a significant amount of our forward-looking product portfolio, because the finest lithography we have today is 0.35, so having access to 180 nanometer that we have many design opportunities with and have been outsourcing that at other fabs is going to be able to fit nicely into the Gresham fab. And then, I think our 0.35 micron where we have very high-volume products coming into production are also going to fit nicely into that fab. So I think it’s a large percentage of our forward-looking product portfolio and it won’t be so much in the older technologies.

James Schneider - Goldman Sachs - Analyst

Thanks very much.

Christine King - AMI Semiconductor - CEO

Sure.

Operator

Steven Park, Wedbush.

Steven Park - Wedbush - Analyst

Just had a quick question on — do we have a value of the fab at AMIS there? And what percentage might actually be rolled off and moved - transferred to Gresham? Do you guys have any rough numbers there?

Donald Colvin - ON Semiconductor - CFO

We didn’t look at that, but we’re looking at how we can develop our business. As Chris said, there is no 0.18 capability here, so it will be new opportunities that we will be excitingly pushing forward. And those that were mentioned in my comments that the ability, the capability in Gresham means that we can save money in capital expenditures. We’re not really looking at any value or sale of anything, but we’re looking at capital avoidance because we already have the equipment and the capabilities installed in Gresham. This was on the roadmap for Chris here in Pocatello, and there’s no need for her to spend the money to do that.

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FINAL TRANSCRIPT

Dec. 13. 2007 / 5:00AM PT, ONNN - ON Semiconductor to Acquire AMIS Holdings, Inc.

Christine King - AMI Semiconductor - CEO

And I would say also, we have some high-volume products coming into production that we would not be able to accommodate ourselves, and this is going to give us a great cost point for those products.

Steven Park - Wedbush - Analyst

One additional follow-up question. What was the head count with AMIS right now?

Christine King - AMI Semiconductor - CEO

We have approximately 2800 employees.

Steven Park - Wedbush - Analyst

Thank you.

Operator

Ladies and gentlemen, this concludes the question-and-answer session. Thank you for participating in today’s conference. This concludes the program. You may now disconnect. Good day.

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IMPORTANT INFORMATION

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

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Video Script to AMI and ON Semiconductor Employees

Keith:

Hello. I’m Keith Jackson, president and CEO of ON Semiconductor.

Donald:

And I’m Donald Colvin, Chief Financial Officer for ON Semiconductor.

Keith:

We released exciting news today. ON Semiconductor plans to acquire AMI Semiconductor.

Please remember that it is each employee’s obligation to keep information that we provide during this video confidential by not sharing it with anyone outside of the company.

I know that this announcement, in addition to the excitement of the news, can also bring with it a sense of uncertainty. While corporate headquarters for the company will remain in Phoenix, Arizona, we expect AMI sites around the world to make significant contributions with the new company.

Although we don’t have all the answers right now regarding employment and integration we will do everything possible to provide employees with information as it pertains to the actual impact and next steps in this acquisition process.

The leadership teams of AMI and ON Semiconductor are committed to keeping you informed as we work to complete the acquisition. Over the coming weeks and months, we expect to provide communication in several different formats starting with information on each company’s intranet and a periodic acquisition newsletter, and most importantly your manager.

Upcoming announcements will outline how you can ask questions about the acquisition.

Why AMI and ON Semiconductor

There are several strategic benefits associated with this merger for both AMI and ON Semiconductor’s employees, investors and customers. Overall, acquiring AMI furthers the transformation of ON Semiconductor into an analog and power solutions leader. This means playing a bigger role in the semiconductor industry. It also provides a great opportunity to combine ON Semiconductor’s leading standard products and advanced manufacturing infrastructure with AMI’s substantial custom product portfolio to serve customers more effectively.

The deal strengthens ON Semiconductor’s product offerings in the automotive, industrial, computing, consumer and communications markets where ON Semiconductor is currently focused.

Combining AMI to ON Semiconductor also means adding new products and capabilities in the medical and military/aerospace markets.

Donald:

In addition to the strategic benefits that Keith has mentioned, the acquisition provides compelling financial advantages as well.

Based on the last twelve months of financial information for both companies, the combination of AMI and ON Semiconductor will create a company with revenues in excess of $2 billion and an EBITDA of more than $500 million. This will be a company bigger in revenue than National Semiconductor.

During our acquisition discussions we have identified significant financial opportunities on both an operational and manufacturing basis through the integration of AMI and rationalization of our combined infrastructure. We expect to begin to realize these benefits including tax savings, interest savings and capital expenditure avoidance within two quarters of closing the transaction.

We have also identified potential revenue synergies that provide opportunities for further enhancing the revenue growth of the combined company.

Keith:

There is a lot of work to be done to make this acquisition a reality. On behalf of the leadership teams of AMI and ON Semiconductor, I want to thank you for your hard work. It will take the combined effort of all employees to realize our vision for the new company. I look forward to meeting all of you in the near future.

IMPORTANT INFORMATION

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

The following is a presentation given to employees by AMI on December 13, 2007.

ON Semiconductor®

Selection. Service. Support.

ON Semiconductor®

AMI SEMICONDUCTOR

For Internal Use Only – AMI/ON Semiconductor The Power of ON Semiconductor Presentation December 2007

For Internal Use Only – AMI/ON Semiconductor
Safe Harbor Statement and Non-GAAP Financial
Measure Information
During the course of this presentation, ON Semiconductor may make projections or other forward-looking statements regarding future events or its future financial performance.  The words “estimate,” “intend,” “expect,” “plan,” or similar expressions are intended to identify forward-looking statements.  ON Semiconductor wishes to caution that such statements are subject to risks and uncertainties that could cause actual events or results to differ materially.  Important factors relating to our business, including factors that could cause actual results to differ from our forward-looking statements, are described in our Form 10-K and other filings with the SEC.  ON Semiconductor assumes no obligation to update forward-looking statements to reflect actual results or changed assumptions or other factors.
Some data in this presentation may include non-GAAP financial measures.  You can find reconciliations of certain of these non-GAAP financial measures to the most directly comparable measures under generally accepted accounting principles within the following presentation at our website (http://www.onsemi.com) at the “Investors” section under the category “Annual Reports/Financial Releases.”

For Internal Use Only – AMI/ON Semiconductor
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control.
In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors' actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley
Act of 2002), and risks involving environmental or other governmental regulation.  Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February
23, 2007, Quarterly Reports on Form 10-Q Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’
Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current
Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-
looking statements to reflect events or circumstances after the date they were made.

For Internal Use Only – AMI/ON Semiconductor
This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of
ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint
Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road,
Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at
www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID,
83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.
ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy
Statement/Prospectus and the other relevant documents filed with the SEC (when available).
425 Language

5 For Internal Use Only – AMI/ON Semiconductor • A Look at the Transaction • About ON Semiconductor • What the Deal Means to You • Open Q & A Overview

For Internal Use Only – AMI/ON Semiconductor
Transaction Overview
Terms
Each share of AMI will be exchanged for 1.150 ON Semiconductor shares
Consideration
Stock-for-stock transaction valued at approximately $915 million
Anticipated Close
First half of 2008
Conditions
Approval by ON Semiconductor and AMI shareholders, customary closing conditions and regulatory approvals

ON Semiconductor®
Selection. Service. Support.

ON Semiconductor

AMI Semiconductor

For Internal Use Only – AMI/ON Semiconductor
A Winning Combination
More Than 90 Years of Semiconductor Expertise
•
World class, high
volume, cost
effective products
•
Leading standard
products in
Automotive,
Computing,
Consumer and
Communications
end markets
•
Industry leader in
power management
LTM Revenue: $1,560MM
LTM EBITDA: $388MM
LTM Free Cash Flow (1) :       $223MM
•
Leader in analog
and mixed signal
technology and
design
•
Automotive products
leader
•
Leading custom
products in Medical,
Mil/Aero and
Industrial end
markets
•
8-10 years average
product lifespan
LTM Revenue: $619MM
LTM EBITDA: $134MM
LTM Free Cash Flow (1) : $25MM
(1)     Free cash flow defined as operating cash flow less capital expenditures.
•
Manufacturing
synergies
•
Operating expense
savings
•
Tax savings
•
Capital expenditure
reductions
Synergies

For Internal Use Only – AMI/ON Semiconductor
Transaction Rationale
Accelerates
ON Semiconductor’s
Analog
Transformation
Strengthen End
Market Presence and
Gain Entry into
New Markets
•
Expands presence in automotive, consumer, communications and industrial end markets
•
Pro Forma LTM revenues of $2.2 billion*
•
Pro Forma LTM EBITDA of $522 million* (with zero synergies)
•
Gain entry into high growth, higher margin medical market and high-
margin Mil/Aero market
•
Increase value proposition to end customers with both leading standard and custom products
•
Successful track record of cost reduction and rationalization to improve profitability of combined business
•
Utilize advanced sub-micron Gresham fabrication facility to drive cost savings and extend product roadmap
Leverage
ON Semiconductor’s
Operational
Excellence to Drive
Cost Savings
Significant Scale
and Cash Flow
Generation
* Represents combined financials as reported for the last twelve m onths ending September 2007 for ON Semiconductor and AMI Semiconductor. Free cash flow defined as operating cash flow less capital expenditures. Earnings per share excludes amortization of  intangibles

ON Semiconductor®
Selection. Service. Support.

BOSCH
DELPHI
LITEON
DENSO
DELTA
GENTEX
SIEMENS
HITACHI
TRW
Continental
Vstcor

ASUS
intel
Quanta Computer
DELL
Microsoft
FOXCONN
lenovo
hp
COMPAL

Sony Ericsson
SAMSUNG
LG
SONY
MOTOROLA
TCL

Agilent
SAMSUNG
CISCO
SIEMENS
DELTA
SONY
MOTOROLA
TERADYNE
NORTEL
YOKOGAWA
ADVANTEST

For Internal Use Only – AMI/ON Semiconductor
ON Market Segments
Automotive and
Power Regulation
Computing Products Digital and
Consumer Products
Standard Products
AC-DC / DC-DC converters
Linear regulators
PWM controllers
LDO
VCore Controllers
Gate Drivers
DDR Memory Controllers
Low / Medium Voltage
MOSFETS
Filters / Protection
Audio Amps
DC-DC converters
Analog switches
LED drivers
ESD protection
ECL Clocks
Small signal transistors
Standard logic ICs
Small signal diodes
$427 $349 $174 $500
Revenue: Revenue: Revenue: Revenue:
Note: Product Revenues represent last twelve months ending September 2007.

ON Semiconductor®

Selection. Service. Support.

BOSCH
Continental® TEMIC
HELLA
SIEMENS
Valeo
WABCO

BELIMO
EMERSON
Honeywell
MOTOROLA
Schneider Electric
SIEMENS

Abbott Laboratories
GE Medical
Boston Scientific
Medtronic
Starkey
ST. JUDE MEDICAL

Alcatel-Lucent
BROADCOM
CISCO
ERICSSON
MOTOROLA
SIEMENS

FLIR SYSTEMS
Honeywell
ITT
LOCKHEED MARTIN
Raytheon
Rockwell Collins

For Internal Use Only – AMI/ON Semiconductor
AMI Market Segments
Automotive Industrial Medical
Communications Military and Aerospace
Revenue: $169M Revenue: $157M Revenue: $104M
Revenue: $48M Revenue: $48M
In-Vehicle Sensors
Stability Control
Engine Management
Drive by Wire
Headlight Control
Factory Automation
Industrial Networking
Wireless Security
Energy Metering
Medical Imaging
Audiology
Implantable Devices
Diagnostic Therapy
Power over Ethernet
Wireless Base Stations
Switches & Routers
Optical Networking
Cockpit Displays
Guidance Systems
Infrared Imaging
Applications: Applications: Applications:
Applications: Applications:
Note: Revenues represent last twelve months ending September 2007.

ON Semiconductor®
Selection. Service. Support.

ON Semiconductor

ON Semiconductor + AMI Semiconductor

AMI Semiconductor

DENSO
OMRON
GENTEX
TRW
MOTOROLA
MAGNETI MARELLI
BOSCH
SIEMENS
Valeo
Continental
HELLA
MARKIV
GRUNDFOS
LEAR
TAKATA
WABCO
OSRAM SYLVANIA
PIERBURG
kiekert

For Internal Use Only – AMI/ON Semiconductor
Pro Forma Combined Revenue:
$410MM
(2)
Bolster Existing End Markets - Automotive
Applications Applications
Communications
Electromagnetic Mirrors
and Glass
Infotainment
Instrumentation
Stability & Suspension
Lighting
Collision Avoidance
Engine Control
USB
Electronic Transmission
Antilock Braking
Safety Airbag
Traction Control
Security
Active Noise
Cancellation
Multi-zone Climate
Control
Auto Toll Payment
Compass
LED Brake Lights
Backup Sensor
Power Window Sensor
Angular Acceleration
Sensors
Seat Position & Seat
Heating
Steering Wheel Sensors
Transmission Control &
Gearbox Position Sense
Brake Pressure
Tire Pressure Monitor
Engine Control
Headlights
Smart Fusebox
Rain Sensor
Dashboard Electronics
Keyless Entry
Customers
Revenue: $241MM
(1)
(1)
(1)
Revenue: $169MM
(1)
(1)
(1)
(1) Revenues represent last twelve months ending September 2007.
(2) Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
Customers

ON Semiconductor®

Selection. Service. Support.

AMIS

AMIS

Abbott Laboratories

Boston Scientific

Starkey

St. Jude Medical

GE Medical

Medtronic

FLIR Systems

Honeywell

ITT

Lockheed Martin

Raytheon

Rockwell Collins

For Internal Use Only – AMI/ON Semiconductor
Customers Customers
Applications
Military Radios / Battlefield
Communications
Cockpit Displays
Guidance Systems
Munitions / Missile Systems
Night Vision
Applications
•
LTM Revenues of $104MM (1)
•
~70 Customers Including Top 7 Medical Companies
•
Leadership Position with 10% Market Share (2)
•
LTM revenues of $48MM
(1)
•
Ranked #3 with 8% Market Share
(3)
New Market Opportunities
(2) Based on Company estimates and Gartner data for 2006.
(3) Based on Gartner data for 2006 Military / Aerospace ASIC market share.
Military / Aerospace Medical
Hearing Aids
Neurological Stimulus
Management
Cardiovascular Management /
Pacemakers
Body Temperature Sensing
Blood Glucose Monitoring
CT Scan
Ultrasound
Portable X-ray
Pulse Oximeters
Blood Oxygen/Chemistry
Monitoring
(1) Revenues represent last twelve months as of September 29, 2007.
Implantable Defibrillators
External Portable
Defibrillators
Cochlear Implants
ECG Monitoring

ON Semiconductor®

Selection. Service. Support.

ON
ON Semiconductor
AMIS
HELLA
BOSCH
CISCO
LG
NORTEL
MOTOROLA
Continental
LITEON
DELPHI
SIEMENS
EMERSON
hp
MAGNETI MARELLI
Agilent
HITACHI
Visteon
JOHNSON CONTROLS
Medtronic
Honeywell
Schneider Electric
ERICSSON
Rockwell Collins
Alcatel-Lucent
Valeo
Raytheon
WABCO
DELL
DELTA
ASUS
FOXCONN
DENSO
SONY
GENTEX
TERADYNE
YOKOGAWA
TRW
SAMSUNG
intel
Microsoft
OMRON
BELIMO
ITT
FLIR SYSTEMS
BROADCOM
Abbott Laboratories
XEROX
LOCKHEED MARTIN
ST. JUDE MEDICAL
Starkey
GE Medical
Boston Scientific
Delivering what's next.

13 For Internal Use Only – AMI/ON Semiconductor Broad and Deep Customer Relationships

For Internal Use Only – AMI/ON Semiconductor
Leshan, China
Aizu, Japan
Gresham, OR
Phoenix, AZ
Roznov, Czech Republic
Pietsany, Slovakia
Seremban, Malaysia
(Site 1 & 2)
Carmona, Philippines
Oudenaarde, Belgium
Pocatello, Idaho
Key Locations
Global Manufacturing Infrastructure
Back-end Facilities:
•
Leshan, China
•
Seremban, Malaysia (Site-1)
•
Carmona, Philippines
Wafer Facilities:
•
Roznov, Czech Republic
Front-end Facilities:
•
Phoenix, Arizona
•
Gresham, Oregon
•
Aizu, Japan
•
Pietany, Slovakia
•
Seremban, Malaysia (Site-2)
•
Roznov, Czech Republic
Legend
Front-end Facilities:
•
Pocatello, Idaho
•
Oudenaarde, Belgium
Back-end Facilities:
•
Calamba, Philippines
Calamba, Philippines

For Internal Use Only – AMI/ON Semiconductor
Financial Overview
ON
(1,2)
AMIS
(1,2)
Combined
(3)
Last Twelve Months (LTM)
$522 $134 $388 EBITDA
Employees
Operating Margin
Gross Margin
Revenue
14,675 2,984 11,691
17.4% 13.6% 18.9%
40.0% 44.5% 38.2%
$2,179 $619 $1,560
($MM)
•
Large revenue base with more than $2 billion in LTM revenue
•
Strong combined gross and operating margins
•
Significant cash flow generation
(1) Revenues represent last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
(2) Non-GAAP Operating Margin excludes amortization of acquisition and related intangibles and restructuring and impairment charges.
(3) Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.

ON Semiconductor®
Selection. Service. Support.

VISHAY
ANALOG DEVICES
intersil

For Internal Use Only – AMI/ON Semiconductor
Significant Revenue Scale
* Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
** As of 12/31/2006.
/
*
($ in millions)
Combined Company Generates Economies of Scale and
Improved Financial Performance
**
$2,739
$2,546
$2,362
$2,179
$1,857
$1,657
$1,560
$1,316
$1,072
$725
$9,741
$10,923
$13,742

17 For Internal Use Only – AMI/ON Semiconductor • A Look at the Transaction • About ON Semiconductor • What the Deal Means to You • Open Q & A Overview

For Internal Use Only – AMI/ON Semiconductor
Headquartered in Phoenix, Ariz., ON Semiconductor is a
preferred provider of power solutions to engineers,
networking, purchasing professionals, distributors and
contract manufactures in the computer, cell phone,
portable devices, automotive and industrial markets.
About ON Semiconductor
Powered by more than 11,000 employees around the
world, we are a performance-based company
committed to profitable growth, world-class operating
results, benchmark quality and delivering superior
customer and shareholder value.

ON Semiconductor®

Selection. Service. Support.

JOHNSON CONTROLS GENTEX DELPHI

HELLA

Visteon

MAGNETI MARELLI

OMRON

TRW

DENSO

HITACHI
Inspire the Next

SIEMENS

Continental

For Internal Use Only – AMI/ON Semiconductor
Focused on the Right Products - Automotive
Stability &
Suspension
Lighting
Instrumentation
Electronic Transmission
Electrochromatic
Mirrors and Glass
Communications
Collision
Avoidance
Security
Active Noise
Cancellation
Multi-zone
Climate
Control
Antilock
Braking
Engine
Control
Traction
Control
Infotainment
Safety
Airbag
USB
> $3 content globally in 2006 > $13 content AMR in 2006

ON Semiconductor®

Selection. Service. Support.

85 - 265 Vac
EMI Filter
NCP1605
PFC
Controller
Resonant Technology
for Increased
Efficiency and Lower EMI
NCP1396
Resonant Controller + Half Bridge Driver
MBRS4201
MBRF20100
MBRS4201
30 V / 1 A
24 V / 6 A
12 V / 3 A
TL431
Discontinuous Conduction Mode
and/or Critical Conduction Mode
Functionally for Optimal Topology
Bias Output
MBRS340T3
5V / 2.5 A
NCP1027
SMPS
Regulator
Highly Integrated
Current Mode
SMPS Regulator
TL431
GreenPoint™

$5.00
$4.00
$3.00
ASP
0M
Units
2006
2009

For Internal Use Only – AMI/ON Semiconductor
Served content per LCD TV
2006 to 2009
$3.30 to $4.40
53 M
124 M
$3.30
$4.40
2    Generation LCD TV Solution
Source: ON Semiconductor internal, iSuppli, Displaysearch
25-34” size
<= 24” size
>45” size
37-44” size
$ ON
Content /
unit
Focused on the Right Products – Power Supplies
nd

ON Semiconductor®

Selection. Service. Support.

GreenPoint™

For Internal Use Only – AMI/ON Semiconductor
Focused on the Right Products - Wireless
$1.00 to $2.50 Content
Mid-High End Phone
GSM3G, PDA, GPS,
Pager & Video Playback
• Core regulator
• Clocks
• Voltage references
Adapter
• AC-DC Conversion
Digital Camera
• Motor driver
• EMI filters w/ESD protect
Speaker phone, MP3,
Audio, walky-talky
• Audio op amps
• Analog switches
• Audio filters
Longer battery life
• Power management
Connector
• ESD protection array
• EMI filters
• USB filters w/ESD protection
Battery Charging
• Over voltage protection
• MOSFETs
On/Off switch
• MOSFETs
Illumination
• White LED and RGB driver
• AMOLED power IC
• Camera Power flash
• EMI filters

ON Semiconductor®

Selection. Service. Support.

ANNUAL REVENUE
MICRO CAGR 12%

For Internal Use Only – AMI/ON Semiconductor
Leadership in Micro Packaging
LLGA
0.84mm²
UDFN6
1.2mm²
LLGA
1.0mm²
MiniGate Logic
Discrete Products
SC-88
4.0mm²
SOT-5xx
2.56mm²
TSOP6
9.0mm²
1970     1980       1990      2000        2002    2004    2006  2007  Future
• Putting existing products in new packages
offers good re-use and ROI.
• Expertise in attaining the same power
dissipation in a smaller footprint.
• Flexible manufacturing allows quick change
over to different package types.
SC70
4.0mm²
SC75 / SC-89
2.56mm²
SOT-1123
0.6mm²
SOT-723
1.44mm²
SOT23
9.0mm²
SOT-9xx
1.0mm²
TO-92
4.82mm²
DFN2
0.18mm²
SOT-5xx
2.56mm²
TO-3
1003mm2
0
50,000
100,000
150,000
200,000
250,000
300,000
2002 2003 2004 2005 2006 2007
Micro
Non-Micro
Micro Packaging Growth Rate
TM

For Internal Use Only – AMI/ON Semiconductor
More Than 30 Billion Units Shipped in 2006
Putting Our Shipments into Perspective:
• ON Semiconductor produces one semiconductor unit for each human being on earth…..every quarter
• A end-to-end line of ON Semiconductor parts produced in one year would circle the earth close to four times.
• The units produced by ON Semiconductor since its inception lined up end-to-end would cover the distance between the earth and the moon…..and back.
• The surface covered by one year of ON Semiconductor shipments would cover 78 professional football fields.
Units Shipped 1997-2007E
3,000
4,000
5,000
6,000
7,000
8,000
9,000
Sell-in units Sell-thru units Linear (Sell-in units)
Q307E sell-in units up 4%;
sell-thru units up 3%
sequentially
Q307:  First time ever >8B units

24 For Internal Use Only – AMI/ON Semiconductor • A Look at the Transaction • About ON Semiconductor • What the Deal Means to You • Open Q & A Overview

For Internal Use Only – AMI/ON Semiconductor
Frequently Asked Questions
What happens after this initial announcement?
AMI and ON Semiconductor will continue working closely to gather approvals and close the deal.
We will also continue to thoughtfully refine our integration plans for the two companies; however, we will operate as two separate companies.
Will all operations remain in current locations?
Some operations from the AMI Semiconductor headquarters would be moved to Phoenix. No other decisions have been made regarding other locations at this time. We will communicate more information as soon as it becomes available.
Is the entire AMI business merging with ON Semiconductor?
Yes, after the deal closed, AMI Semiconductor and ON Semiconductor will become one company.
We plan to leverage each others strength to make the combined business stronger and bigger.
Who will be the management team and Board of Directors for the new company?
ON Semiconductor President and CEO Keith Jackson will serve as president and CEO of the combined company. Corporate headquarters will remain in Phoenix, Arizona, with a significant presence maintained in Pocatello, Idaho, Belgium and various other locations worldwide.  ON
Semiconductor non-executive Chairman J. Daniel McCranie will continue as non-executive chairman of the Board of Directors of the combined company, which will be expanded to eight members with the addition of Christine King, CEO of AMIS.

For Internal Use Only – AMI/ON Semiconductor
Frequently Asked Questions
Will there be layoffs as a result of the merger? If so, how many and from which company?
Although there will be many opportunities for current AMI employees to stay with ON Semiconductor, both companies are still working to determine the needs of the company after the acquisition. Employees will be informed as soon as we know which employees will be affected by the acquisition.
Will all AMI employees be offered jobs in the new company?
Both companies are still working on integration plans. Each company has their areas of strengths and areas that need to improve. We are hard at work on planning for execution of our integration plans and will communicate to you as these plans are finalized.
Do you anticipate closing any fabs or other business operations?
Some operations from the AMI headquarters would be moved to Phoenix.
No other decisions have been made regarding other locations at this time.
When decisions are made the news will be shared with employees.

For Internal Use Only – AMI/ON Semiconductor
Communications
Who or where should I direct questions?
AMI: Submit questions to Acquisition_Questions@amis.com or speak with your manager
ON Semiconductor: Speak with your manager
For AMI Semiconductor employees:
• Insite, the company intranet
• Managers
• E-mails - global/regional/departmental emails
• Company and department meetings
• The Circuit Transitions, the acquisition newsletter dedicated to the deal
Where can employees get more information?
For ON Semiconductor employees:
• InsideON, the company intranet
• The Circuit Transitions, the acquisition newsletter dedicated to the deal
• Managers
• E-mail
• Company and department meetings

28 For Internal Use Only – AMI/ON Semiconductor Open Q & A

The following is the text of an email sent to AMI Employees on December 13, 2007:

Message to All AMI Employees

Dear AMI Team:

Today we announced that AMI has agreed to merge into ON Semiconductor. This is what I believe is the next exciting step in the evolution of our company.

While I know it will be strange to have a different name on our employee badges, this will provide exciting opportunities for our team, customers and shareholders.

First of all, we all know the semiconductor industry benefits from size and scale. The new ON Semiconductor will now be one of the ten largest semiconductor companies in the world with combined revenues over the last 12 months of over $2B. The combined company also generated $440M in cash from operations in that period.

In many ways, the combination of ON and AMI is an ideal match. ON has demonstrated outstanding financial management and manufacturing excellence over the last several years. AMI, with our world class mixed signal and digital design expertise, will add significant value to the ON product portfolio. We currently serve some of the same markets with complementary product lines and will now have larger scale in the automotive, industrial and communication segments that will allow the company to provide a more complete set of solutions to customers. In addition, AMI brings to the company a leadership position in the high growth and profitable medical and mil-aero markets.

Another great opportunity for our customers and engineers is access to 180nm technology. Last year ON purchased the former LSI fab in Greshem, Oregon. This will provide a platform for the development of 180nm based high voltage and low power technology. In addition, we will have on-shore digital capability to serve the mil-aero and other markets.

Finally, let’s remember the most important factor, the customers we serve. The new ON Semiconductor will have both standard and custom product offerings to accommodate our customer’s needs. And with an enhanced mixed signal and digital technology roadmap, we can secure stronger future customer partnerships.

I know that ON’s leadership values the business we have created and most of all the team we have built at AMI. Our people will play a major role in this new company, which will be a major force in the semiconductor industry.

This transaction is expected to close in the first half of 2008 when AMI will become a part of an exciting company called ON Semiconductor. Until that happens, we continue to be AMI Semiconductor, and we must continue to execute on our plans and serve our customers well.

Although I will no longer be your CEO after the transaction closes, I expect to be a member of ON’s Board of Directors and will be watching and guiding our future success from that vantage point.

So now let’s complete 2007 and start the next year with great performance.

ON TO ON AMI!

Chris

Christine King

Chief Executive Officer

AMI Semiconductor

AMI Semiconductor - “Silicon Solutions for the Real World”

NOTICE:

This electronic message contains information that may be confidential or privileged. The information is intended for the use of the individual or entity named above. If you are not the intended recipient, please be aware that any disclosure, copying, distribution or use of the contents of this information is prohibited. If you received this electronic message in error, please notify the sender and delete the copy you received.

IMPORTANT INFORMATION

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

2

The following is a presentation given to investors by AMI on December 13, 2007.

ON Semiconductor®

Selection. Service. Support.

ON Semiconductor®

AMI Semiconductor

The Power of ON Semiconductor Investor Presentation December 2007

2
Safe Harbor Statement & Non-GAAP Financial
Measure Information
During the course of this presentation, ON Semiconductor may make projections or other forward-looking statements regarding future events or its future financial performance.  The words “estimate,” “intend,” “expect,” “plan,” or similar expressions are intended to identify forward-looking statements.  ON Semiconductor wishes to caution that such statements are subject to risks and uncertainties that could cause actual events or results to differ materially.  Important factors relating to our business, including factors that could cause actual results to differ from our forward-looking statements, are described in our Form 10-K and other filings with the SEC.  ON Semiconductor assumes no obligation to update forward-looking statements to reflect actual results or changed assumptions or other factors.
Some data in this presentation may include non-GAAP financial measures.  You can find reconciliations of certain of these non-GAAP financial measures to the most directly comparable measures under generally accepted accounting principles within the following presentation at our website (http://www.onsemi.com) at the “Investors” section under the category “Annual Reports/Financial Releases.”

3
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform
Act of 1995. These forward-looking statements include, but are not limited to, statements related to the benefits of the proposed transaction between ON Semiconductor Corporation (“ON”) and AMIS Holdings, Inc. (“AMIS”) and the future financial performance of ON. These forward-looking statements are based on information available to ON and AMIS as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond ON’s or AMIS’ control.
In particular, such risks and uncertainties include difficulties encountered in integrating merged businesses; the risk that the transaction does not close, including the risk that the requisite stockholder and regulatory approvals may not be obtained; the variable demand and the aggressive pricing environment for semiconductor products; dependence on each company’s ability to successfully manufacture in increasing volumes on a cost-effective basis and with acceptable quality its current products; the adverse impact of competitive product announcements; revenues and operating performance, changes in overall economic conditions, the cyclical nature of the semiconductor industry, changes in demand for our products, changes in inventories at customers and distributors, technological and product development risks, availability of raw materials, competitors' actions, pricing and gross margin pressures, loss of key customers, order cancellations or reduced bookings, changes in manufacturing yields, control of costs and expenses, significant litigation, risks associated with acquisitions and dispositions, risks associated with leverage and restrictive covenants in debt agreements, risks associated with international operations, the threat or occurrence of international armed conflict and terrorist activities both in the United States and internationally, risks and costs associated with increased and new regulation of corporate governance and disclosure standards (including pursuant to Section 404 of the Sarbanes-Oxley
Act of 2002), and risks involving environmental or other governmental regulation.  Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON’s Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the “SEC”) on February
23, 2007, Quarterly Reports on Form 10-Q Current Reports on Form 8-K and other of ON’s SEC filings, and AMIS’
Annual Report on Form 10-K as filed with the SEC on February 28, 2007, Quarterly Reports on Form 10-Q, Current
Reports on Form 8-K and other of AMIS’ SEC filings. These forward-looking statements should not be relied upon as representing ON’s or AMIS’ views as of any subsequent date and neither undertake any obligation to update forward-
looking statements to reflect events or circumstances after the date they were made.

4
This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of
ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY
STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY
WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint
Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road,
Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at
www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID,
83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.
ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy
Statement/Prospectus and the other relevant documents filed with the SEC (when available).

ON Semiconductor®
Selection. Service. Support.

ON Semiconductor

AMI Semiconductor

5
A Winning Combination
Over 90 Years of Semiconductor Expertise
•
World class, high
volume, cost
effective products
•
Leading standard
products in
Automotive,
Computing,
Consumer and
Communications
end markets
•
Industry leader in
power management
LTM Revenue: $1,560MM
LTM EBITDA: $388MM
LTM Free Cash Flow (1) :       $223MM
•
Leader in analog
and mixed signal
technology and
design
•
Automotive products
leader
•
Leading custom
products in Medical,
Mil/Aero and
Industrial end
markets
•
8-10 years average
product lifespan
LTM Revenue: $619MM
LTM EBITDA: $134MM
LTM Free Cash Flow (1) : $25MM
(1)     Free cash flow defined as operating cash flow less capital expenditures.
•
Manufacturing
synergies
•
Operating expense
savings
•
Tax savings
•
Capital expenditure
reductions
Synergies

6
Transaction Overview
Terms
Each share of AMIS will be exchanged for 1.150 ON shares
Consideration
Stock-for-stock transaction valued at approximately $915 million
Pro Forma
Ownership
74% ON shareholders, 26% AMI shareholders
Board of Directors
Expanded to 8 Members with the addition of Christine King, AMIS CEO
Share Repurchase
Board authorized an additional 20MM share increase to ON’s existing stock repurchase program.  Total of 50MM shares available, approximately
50% of the shares to be issued in this transaction
Anticipated Close
First half of 2008
Conditions
Approval by ON and AMIS shareholders, customary closing conditions and regulatory approvals.
Voting Agreements
Stockholders holding approximately 24% of the voting stock of AMIS and the executive officers of both companies have entered into voting agreements in support of the transaction

7
Transaction Rationale
Accelerates ON’s
Analog
Transformation
•
Expands mixed signal design and product capability
•
Over 88% of AMI’s custom products / design wins are sole sourced
•
Higher margin product portfolio with products that have long product cycles
•
Pro Forma LTM gross margins of 40%
Strengthen End
Market Presence and
Gain Entry into
New Markets
•
Expands presence in automotive, consumer, communications and industrial end markets
•
Gain entry into high growth, higher margin medical market and high-
margin Mil/Aero market
•
Increase value proposition to end customers with both leading standard and custom products
Leverage ON’s
Operational
Excellence to Drive
Cost Savings
•
Successful track record of cost reduction and rationalization to improve profitability of combined business
•
Utilize advanced sub-micron Gresham fabrication facility to drive cost savings and extend product roadmap
•
Consolidate combined company’s manufacturing network
Significant Scale
and Cash Flow
Generation
•
Pro Forma LTM revenues of $2.2 billion*
•
Pro Forma LTM EBITDA of $522 million* (with zero synergies)
•
Pro Forma LTM free cash flow of $248 million*
•
Potential to accelerate revenue growth of combined companies
•
Accretive to earnings per share exiting 2008*
* Represents combined financials as reported for the last twelve m onths ending September 2007 for ON Semiconductor and AMI Semiconductor. Free cash flow defined as operating cash flow less capital expenditures. Earnings per share excludes amortization of  intangibles

8
Standard
12%
Custom
88%
Standard /
Discrete
49%
Custom /
Integrated
Circuits
51%
LTM Revenue
$1,560MM
/
LTM Revenue
$619MM
LTM Revenue*
$2,179MM
Note:  Charts do not include revenue from manufacturing services.
* Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
Diversified Product Platform
Discrete
65%
Integrated
Circuits
35%
A Leader in Mixed Signal & Analog Technologies

ON Semiconductor®
Selection. Service. Support.

Communications

9
Automotive
27%
Mil. / Aero
8%
Medical
17%
Communications
8%
Industrial
25%
Computing
9%
Consumer
6%
Computing
23%
Industrial
13%
Wireless
19%
Networking
7%
Automotive
17%
Consumer
21%
/
Note: Not all segments included.
Charts do not include revenue from manufacturing services.
Balanced End Market Presence
Computing
19%
Industrial
17%
Communications
20%
Mil. / Aero
2%
Consumer
17%
Automotive
20%
Medical
5%
* Represents combined financials as reported for the last twelve months ending September 2007 for On Semiconductor and AMI Semiconductor.
LTM Revenue
$1,560MM
LTM Revenue
$619MM
LTM Revenue*
$2,179MM

ON Semiconductor®

Selection. Service. Support.

BOSCH
DELPHI
LITEON
DENSO
DELTA
GENTEX
SIEMENS
HITACHI
TRW
Continental
Visteon

ASUS
intel
Quanta Computer
DELL
Microsoft
FOXCONN
lenovo
hp
COMPAL

Sony Ericsson
SAMSUNG
LG
SONY
MOTOROLA
TCL

Agilent
SAMSUNG
CISCO
SIEMENS
DELTA
SONY
MOTOROLA
TERADYNE
NORTEL
YOKOGAWA
ADVANTEST

10
ON Market Segments
Automotive and
Power Regulation
Computing Products Digital and
Consumer Products
Standard Products
AC-DC / DC-DC converters
Linear regulators
PWM controllers
LDO
VCore Controllers
Gate Drivers
DDR Memory Controllers
Low / Medium Voltage
MOSFETS
Filters / Protection
Audio Amps
DC-DC converters
Analog switches
LED drivers
ESD protection
ECL Clocks
Small signal transistors
Standard logic ICs
Small signal diodes
$427 $349 $174 $500
Revenue: Revenue: Revenue: Revenue:
Note: Product Revenues represent last twelve months ending September 2007.

ON Semiconductor®
Selection. Service. Support.

BOSCH
Continental® TEMIC
HELLA
SIEMENS
Valeo
WABCO

BELIMO
EMERSON
GE
Honeywell
MOTOROLA
Schneider Electric
SIEMENS

Abbott Laboratories
GE Medical
Boston Scientific
Medtronic
Starkey
St. Jude Medical

Alcatel-Lucent
Broadcom
Cisco
ERICSSON
MOTOROLA
SIEMENS

FLIR Systems
Honeywell
ITT
Lockheed Martin
Raytheon
Rockwell Collins

11
AMI Market Segments
Automotive Industrial Medical
Communications Military and Aerospace
Revenue: $169M Revenue: $157M Revenue: $104M
Revenue: $48M Revenue: $48M
In-Vehicle Sensors
Stability Control
Engine Management
Drive by Wire
Headlight Control
Factory Automation
Industrial Networking
Wireless Security
Energy Metering
Medical Imaging
Audiology
Implantable Devices
Diagnostic Therapy
Power over Ethernet
Wireless Base Stations
Switches & Routers
Optical Networking
Cockpit Displays
Guidance Systems
Infrared Imaging
Applications: Applications: Applications:
Applications: Applications:
Note: Revenues represent last twelve months ending September 2007.

ON Semiconductor®
Selection. Service. Support.

ON Semiconductor

ON Semiconductor + AMI Semiconductor

AMI Semiconductor

DENSO
OMRON
GENTEX
TRW
MOTOROLA
MAGNETI MARELLI
BOSCH
SIEMENS
DELPHI
Visteon
Valeo
Continental
JOHNSON CONTROLS
HELLA
MARKIV
REINVENTING THE ROAD
GRUNDFOS
LEAR
TAKATA
WABCO
OSRAM SYLVANIA
PIERBURG
kiekert

12
Pro Forma Combined Revenue:
$410MM
(2)
Bolster Existing End Markets - Automotive
Applications Applications
Communications
Electromagnetic Mirrors
and Glass
Infotainment
Instrumentation
Stability & Suspension
Lighting
Collision Avoidance
Engine Control
USB
Electronic Transmission
Antilock Braking
Safety Airbag
Traction Control
Security
Active Noise
Cancellation
Multi-zone Climate
Control
Auto Toll Payment
Compass
LED Brake Lights
Backup Sensor
Power Window Sensor
Angular Acceleration
Sensors
Seat Position & Seat
Heating
Steering Wheel Sensors
Transmission Control &
Gearbox Position Sense
Brake Pressure
Tire Pressure Monitor
Engine Control
Headlights
Smart Fusebox
Rain Sensor
Dashboard Electronics
Keyless Entry
Customers
Revenue: $241MM
(1)
(1)
(1)
Revenue: $169MM
(1)
(1)
(1)
(1) Revenues represent last twelve months ending September 2007.
(2) Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
Customers

ON Semiconductor®
Selection. Service. Support.

AMIS

Abbott Laboratories
Boston Scientific
Starkey
ST. JUDE MEDICAL
GE Medical
Medtronic

AMIS

FLIR SYSTEMS
Honeywell
ITT
LOCKHEED MARTIN
Raytheon
Rockwell Collins

13
Customers Customers
Applications
Military Radios / Battlefield
Communications
Cockpit Displays
Guidance Systems
Munitions / Missile Systems
Night Vision
Applications
•
LTM Revenues of $104MM (1)
•
~70 Customers Including Top 7 Medical Companies
•
Leadership Position with 10% Market Share (2)
•
LTM revenues of $48MM
(1)
•
Ranked #3 with 8% Market Share
(3)
New Market Opportunities
(2) Based on Company estimates and Gartner data for 2006.
(3) Based on Gartner data for 2006 Military / Aerospace ASIC market share.
Military / Aerospace Medical
Hearing Aids
Neurological Stimulus
Management
Cardiovascular Management /
Pacemakers
Body Temperature Sensing
Blood Glucose Monitoring
CT Scan
Ultrasound
Portable X-ray
Pulse Oximeters
Blood Oxygen/Chemistry
Monitoring
(1) Revenues represent last twelve months as of September 29, 2007.
Implantable Defibrillators
External Portable
Defibrillators
Cochlear Implants
ECG Monitoring

ON Semiconductor®

Selection. Service. Support.

ON
ON Semiconductor
DELL
DELTA
ASUS
FOXCONN
DENSO
SONY
GENTEX
TERADYNE
YOKOGAWA
TRW
SAMSUNG
intel
Microsoft
OMRON
HELLA
BOSCH
CISCO
MOTOROLA
LG
NORTEL
Continental
LITEON
DELPHI
SIEMENS
EMERSON
hp
MAGNETI MARELLI
Agilent
HITACHI
Visteon
JOHNSON CONTROLS
Medtronic
Honeywell
Schneider Electric
ERICSSON
Rockwell Collins
Alcatel-Lucent
Valeo
Raytheon
AMI
AMI SEMICONDUCTOR
S
BELIMO
ITT
FLIR SYSTEMS
BROADCOM
Abbott Laboratories
XEROX
LOCKHEED MARTIN
ST. JUDE MEDICAL
Starkey
GE Medical
Boston Scientific
Delivering what's next.
WABCO

14 Broad and Deep Customer Relationships

ON Semiconductor®

Selection. Service. Support.

1. LSI Logic's Gresham campus was the first fab to integrate low-k materials. (Source: LSI)

✓

✓

✓

15
Leverage ON’s Operational Excellence
Highlights:
•
Semiconductor International named “Top Fab of 2002”
•
Quality Magazine named “Quality Plant of the Year 2005
Honoree”
•
Mil/Aero certifications & NSA “Trusted Fab Status” (Q4’05)
•
Best-in-Class Prototype & Production Cycle Times
•
Hi-Tech Yield & Failure Analysis Equipment & Systems
•
Future Technology potential with 90nm/65nm capable
Research & Development tool set
Gresham Fabrication Facility
Achieve Operational Synergies
Extend AMI’s High Voltage and Low Power Offerings
Accelerate Margin Growth

ON Semiconductor®

Selection. Service. Support.

AMIS

16
Leshan, China
Aizu, Japan
Gresham, OR
Phoenix, AZ
Roznov, Czech Republic
Pietsany, Slovakia
Seremban, Malaysia
(Site 1 & 2)
Carmona, Philippines
Oudenaarde, Belgium
Pocatello, Idaho
Key Locations
Global Manufacturing Infrastructure
Back-end Facilities:
•
Leshan, China
•
Seremban, Malaysia (Site-1)
•
Carmona, Philippines
Wafer Facilities:
•
Roznov, Czech Republic
Front-end Facilities:
•
Phoenix, Arizona
•
Gresham, Oregon
•
Aizu, Japan
•
Pietany, Slovakia
•
Seremban, Malaysia (Site-2)
•
Roznov, Czech Republic
Legend
Front-end Facilities:
•
Pocatello, Idaho
•
Oudenaarde, Belgium
Back-end Facilities:
•
Calamba, Philippines
Calamba, Philippines

17
Financial Overview
ON
(1,2)
AMIS
(1,2)
Combined
(3)
Last Twelve Months
$522 $134 $388 EBITDA
Employees
Operating Margin
Gross Margin
Revenue
14,675 2,984 11,691
17.4% 13.6% 18.9%
40.0% 44.5% 38.2%
$2,179 $619 $1,560
($MM)
•
Large revenue base with over $2 billion in LTM revenue
•
Strong combined gross and operating margins
•
Significant cash flow generation
(1) Revenues represent last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
(2) Non-GAAP Operating Margin excludes amortization of acquisition and related intangibles and restructuring and impairment charges.
(3) Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.

ON Semiconductor®
Selection. Service. Support.

TEXAS INSTRUMENTS
VISHAY
ANALOG DEVICES
MAXIM
AMI
International IOR Rectifier
intersil

18
Significant Revenue Scale
* Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
** As of 12/31/2006.
/
*
($ in millions)
Combined Company Generates Economies of Scale and
Improved Financial Performance
**
$2,739
$2,546
$2,362
$2,179
$1,857
$1,657
$1,560
$1,316
$1,072
$725
$9,741
$10,923
$13,742

ON Semiconductor®

Selection. Service. Support.

TEXAS INSTRUMENTS
ANALOG DEVICES
LINEAR
VISHAY
intersil

19
Generating Substantial EBITDA
(Excludes Synergies)
* Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor.
** As of 12/31/2006.
/
*
($ in millions)
Note: Excludes one time items.
**
$2,116
$1,352
$761
$615
$565
$522
$458
$388
$273
$234
$177
$4,435

ON Semiconductor®

Selection. Service. Support.

VISHAY
ANALOG DEVICES
Texas Instruments
intersil

20
And Significant Free Cash Flow
Free Cash Flow Yield (FCF/ Market Capitalization):
* Represents combined financials as reported for the last twelve months ending September 2007 for ON Semiconductor and AMI Semiconductor divided by the combined market capitalization.
** Represents annualized combined financials as reported for the last three months ending September 2007 for ON Semiconductor and AMI Semiconductor divided by the combined market capitalization.
*** As of 12/31/2006.
/
*
Market capitalization as of December 12, 2007
***
/
**
(3Q annualized)
8.9%
8.7%
8.4%
7.8%
7.5%
7.0%
6.5%
6.3% 6.3%
6.2%
3.4%
1.7%
NM

21
Transaction Rationale
Accelerates ON’s
Analog
Transformation
•
Expands mixed signal design and product capability
•
Over 88% of AMI’s custom products / design wins are sole sourced
•
Higher margin product portfolio with products that have long product cycles
•
Pro Forma LTM gross margins of 40%
Strengthen End
Market Presence and
Gain Entry into
New Markets
•
Expands presence in automotive, consumer, communications and industrial end markets
•
Gain entry into high growth, higher margin medical market and high-
margin Mil/Aero market
•
Increase value proposition to end customers with both leading standard and custom products
Leverage ON’s
Operational
Excellence to Drive
Cost Savings
•
Successful track record of cost reduction and rationalization to improve profitability of combined business
•
Utilize advanced sub-micron Gresham fabrication facility to drive cost savings and extend product roadmap
•
Consolidate combined company’s manufacturing network
Significant Scale
and Cash Flow
Generation
•
Pro Forma LTM revenues of $2.2 billion*
•
Pro Forma LTM EBITDA of $522 million* (with zero synergies)
•
Pro Forma LTM free cash flow of $248 million*
•
Potential to accelerate revenue growth of combined companies
•
Accretive to earnings per share exiting 2008*
* Represents combined financials as reported for the last twelve m onths ending September 2007 for ON Semiconductor and AMI Semiconductor. Free cash flow defined as operating cash flow less capital expenditures. Earnings per share excludes amortization of  intangibles

The following are talking points used in connection with customer service communications by AMI beginning December 13, 2007:

Manager Talking Points

About the Deal

•	ON Semiconductor has announced plans to acquire AMI Semiconductor in an all-stock transaction valued at approximately $915 million

•

The combined company will have LTM (Last 12 months) revenues of more than $2 billion and EBITDA of more than $500 million. (This will make ON Semiconductor bigger in revenue than National Semiconductor.)

•	The transaction is subject to the approval of shareholders from both companies as well as customary closing conditions. The companies expect the transaction to close in the first half of 2008.

•

The acquisition will enhance ON Semiconductor’s analog and power leadership - by enhancing scale, higher value and higher margin products, deep customer relationships, and an expanded addressable market

•	ON Semiconductor plans to leverage the advanced sub-micron capabilities of our Gresham fabrication facility to achieve operational synergies and extend AMI’s high voltage and low power offerings

•

The strong EBITDA of the combined company - along with the rationalization of our capital expenditures and utilization of our tax losses - will enable ON Semiconductor to generate significant cash flow for our shareholders

•	Under the terms of the agreement AMI shareholders will receive 1.150 shares of ON Semiconductor common stock for each share of AMI common stock they own

Important Information

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

The following are Frequently Asked Questions for AMI and ON Semiconductor made available to AMI employees as of Dec. 13, 2007:

Frequently Asked Questions for AMI and ON Semiconductor as of Dec. 13, 2007

Transaction Summary

What does the announcement mean?

ON Semiconductor intends to acquire AMI Semiconductor in an all-stock transaction with an equity value of approximately $915 million.

Why does ON Semiconductor want to acquire AMI?

Acquiring the AMI furthers the transformation of ON Semiconductor into an analog and power leader with:

•	Enhanced scale

•	Higher value

•	Higher margin products

•	Deep customer relationships

•	An expanded addressable market

Combining AMI with ON Semiconductor strengthens the company’s product offerings in the automotive, industrial, computing, consumer and communications markets. It also leads to new products and capabilities in the medical and military/aerospace markets, areas where ON Semiconductor traditionally has not focused.

How did the deal come about?

We have been in discussions with AMI for the better part of two years. We always believed this combination would be very beneficial for both our customers and shareholders. As our customers consolidate their manufacturing partners, this enables ON Semiconductor to become a more strategic partner offering a total solution of mixed-signal, analog and power products. In addition, ON Semiconductor has always been focused on driving cash flow and we believe the combined company along with the identified synergies should provide our shareholders with ample free cash flow.

Why does the deal make sense for either company?

The acquisition allows ON Semiconductor to expand and continue to play a bigger role in the semiconductor industry. The deal would also allow the new company to combine ON Semiconductor’s leading standard products and advanced manufacturing infrastructure with AMI’s growing standard products business and substantial custom product portfolio to serve customers more effectively.

We believe AMI shareholders will not only benefit from the initial premium built into the transaction, but also from the significant post-merger ownership in the combined company that is expected to have enhanced growth, cash flow and profitability prospects.

Based on the last twelve months of financial information for both companies, the combination of AMI and ON Semiconductor will create a company with revenues in excess of $2 billion and an EBITDA (earnings before interest, taxes, depreciation and amortization) of more than $500 million.

Why does AMI need to do a deal at all?

AMI shareholders will not only benefit from the initial premium built into the transaction, but also from the significant post-merger ownership in the combined company that is expected to have enhanced growth, cash flow and profitability prospects.

In addition, employees of the combined company will have access to a more complete technology roadmap and capabilities as well as the opportunity to serve customers with a wider array of products; either custom or standard.

What resources will ON Semiconductor utilize for the purchase?

The acquisition will be an all-stock transaction.

Does the announcement mean a deal has been finalized?

This transaction is not done. The transaction is subject to the approval of shareholders from both companies as well as customary closing conditions and regulatory approvals. We expect the deal to close sometime during the first half of 2008.

How many AMI employees are affected by this decision?

All 2,700 AMI Semiconductor employees will be affected by this decision because ON Semiconductor is acquiring all of AMI Semiconductor. However, since the acquisition is not final, it is too early to determine the direct affect for each employee.

Where are the majority of the employees involved in this deal located?

AMI Semiconductor employs more than 2,700 people worldwide. Approximately 850 work at the company's headquarters, manufacturing and engineering facilities located in Pocatello, Idaho. Nearly 700 are employed at the company's manufacturing facilities and European headquarters in Oudenaarde, Belgium. Approximately 900 people are employed at the AMI sort and test facility in Calamba, Philippines. Design, sales and technical support centers are located throughout the world.

AMI has a worldwide and European headquarters. What happens to those locations?

Some operations from the AMI Semiconductor headquarters would be moved to Phoenix. No other decisions have been made regarding other locations at this time. When decisions are made the news will be shared with employees.

Would ON Semiconductor consider moving current employees to current AMI locations?

Currently there are no plans to move ON Semiconductor employees to AMI locations unless there is a business need.

Where would the company headquarters be?

The ON Semiconductor headquarters will remain in Phoenix, Arizona, USA.

Would ON Semiconductor consider moving current AMI employees to new locations?

Any employee moves from AMI would be based on the business needs of ON Semiconductor.

How many AMI employees will lose their job as a result of this acquisition?

Although there will be opportunities for current AMI employees to stay with ON Semiconductor, both companies are still working to determine the needs of the company after the acquisition. Employees will be informed as soon as we know which employees will be affected by the acquisition.

What should I tell customers about the acquisition?

If asked, tell customers that the deal is still pending subject to the official close. We will be able to be more proactive in discussing the long-term benefits of the announcement once the deal is final.

What if customers ask me questions that I don’t know the answers to?

If you don’t know the answers, it’s okay to say that you don’t know, but that you will find out and get back to them. The best way to do this is to contact your manager.

Acquisition Background

Who will be part of this acquisition?

ON Semiconductor would acquire all AMI Semiconductor technology, employees and locations in this acquisition.

Is this a friendly acquisition?

Yes. This transaction benefits the long-term plans of both AMI Semiconductor and ON Semiconductor.

When do you expect the deal to close?

Expect the deal to close sometime during the first half of 2008 subject to the approval of shareholders from both companies as well as customary closing conditions and regulatory approvals.

What happens after this initial announcement?

AMI and ON Semiconductor will continue working closely to gather approvals and close the deal. We will also continue to thoughtfully refine our integration plans for the two companies; however, we will operate as two separate companies.

Will all operations remain in current locations?

Some operations from the AMI Semiconductor headquarters would be moved to Phoenix. No other decisions have been made regarding other locations at this time. We will communicate more information as soon as it becomes available.

Is the entire AMI business merging with ON Semiconductor?

Yes, after the deal closed, AMI Semiconductor and ON Semiconductor will become one company. We plan to leverage the strengths of each company to make the combined business stronger and bigger.

Who are the largest customers of each company? Who will be the top five customers for the combined company?

ON Semiconductor’s top 5 OEM customers in Q307 on a ship in basis were Continental Automotive Systems, Delta, Motorola, Samsung, Sony Ericsson. AMI’s top 5 customers in Q307 were Hella, Siemens, Schneider, Alcatel, and GE.

What products will the new company offer? Emphasize?

There is only a little product and service overlap between the two companies so the combination will result in an expanded offering that includes products and services from each company:

Key products from ON Semiconductor include:

•	Automotive and Power Regulation: Amplifiers, comparators, voltage regulators and references, AC-DC / DC-DC converters, IGBTs, high voltage MOSFETs

•	Computing: Vcore controllers, DDR memory controllers, low and medium voltage MOSFETs

•	Digital and Consumer: Filters, DC-DC converters, FETs, Op Amps, analog switches, LED drivers

•	Standard Products: ESD protection, TVS Zeners, clock distribution and PLLs; MicroIntegration™, MiniGate™ logic, small signal transistors, zeners, rectifiers, standard logic

The primary products that AMI will bring to the combined company include:

•	In-Vehicle network transceivers

•	Stepper motor drivers

•	DSP systems

•	ULP memory

•	System-Level ASICs

•	Power over ethernet ASICs and ASSPs

•	Image sensors

•	Wireless

•	Clocks and timers

Services that AMI will bring to the combined company include:

•	FPGA to ASIC and ASIC to ASIC conversion

•	Mixed-Signal foundry

•	System Level architecture and integration

•	Mixed-Signal and digital IC design and test resources

How significant is the product overlap between the companies?

There is only a little product and service overlap between the two companies so the combination will result in an expanded offering that includes products and services from each company.

Do you plan to exit any businesses after the acquisition?

At this time we do not expect to exit any of the businesses of the combined company.

Are there opportunities for consolidations and cost savings?

We have identified significant cost synergies on both an operational and manufacturing basis through the integration of AMI and rationalization of our combined infrastructure. We expect to begin to realize these synergies within two quarters of closing the transaction. We expect with these cost savings, and excluding the affect of amortization expense, the acquisition will be accretive to our earnings per share exiting 2008. We believe the strong EBITDA of the combined company along with the rationalization of our capital expenditures and utilization of our tax losses will enable the combined company to generate significant cash flow for our shareholders.

Will there be layoffs as a result of the merger? If so, how many and from which company?

Although there will be many opportunities for current AMI employees to stay with ON Semiconductor, both companies are still working to determine the needs of the company after the acquisition. Employees will be informed as soon as we know which employees will be affected by the acquisition.

Do you anticipate closing any fabs or other business operations?

Some operations from the AMI headquarters would be moved to Phoenix. No other decisions have been made regarding other locations at this time. When decisions are made the news will be shared with employees.

Who will be the management team and Board of Directors for the new company?

ON Semiconductor President and CEO Keith Jackson will serve as president and CEO of the combined company. Corporate headquarters will remain in Phoenix, Arizona, with a significant presence maintained in Pocatello, Idaho, Belgium and various other locations worldwide. ON Semiconductor non-executive Chairman J. Daniel McCranie will continue as non-executive chairman of the Board of Directors of the combined company, which will be expanded to eight members with the addition of Christine King, CEO of AMI.

Employee Questions/Concerns

Will all AMI employees be offered jobs in the new company?

Both companies are still working on integration plans. Each company has their areas of strength and areas that need to improve. We are hard at work on planning for execution of our integration plans and will communicate to you as these plans are finalized.

Will some AMI employees be required to relocate? Where?

Although there will be many opportunities for current AMI employees to stay with ON Semiconductor, both companies are still working to determine the needs of the company after the acquisition. Employees will be informed as soon as we know which employees will be affected by the acquisition.

What will happen to the employee salaries, profit sharing or other bonuses, and stock awards on "Day One" of combined company operations?

Both companies are still working to determine employee opportunities with the company after the acquisition. Employees will be informed as soon as a decision has been made.

Will my pay (base plus target bonuses) remain the same in the new company down the road?

Both companies are still working to determine the impact to employees as a part of the company after the acquisition. Employees will be informed as soon as a decision has been made.

What will happen to my benefits (U.S. employees just completed an annual open enrollment for 1/1/08 benefit changes) in the new company?

Until the deal closes, your benefits will be consistent with your open enrollment choices for 2008. After the closing, you can expect to receive employee benefits no less favorably then those provided to similarly situated ON Semiconductor employees.

I am in the process of obtaining a degree and receive tuition assistance benefits from AMI. Will my tuition assistance benefits be affected by the combination of the two companies?

Both companies are still working to determine the impact to employees as a part of the company after the acquisition. Employees will be informed as soon as a decision has been made.

Will my job title remain the same in the new company?

Both companies are still working to determine the impact to employees as a part of the company after the acquisition. Employees will be informed as soon as a decision has been made.

ON Semiconductor recently announced plans to acquire the PTC business from ADI. How does this announcement impact that transaction?

The two deals are independent of each other. ON Semiconductor is still on track to officially complete the PTC purchase by Dec. 31, 2007.

Communications

Who or where should I direct questions?

AMI employees can ask questions while attending the employee communication meetings scheduled for December 13, submit questions to Acquisition_Questions@amis.com or speak with their manager.

Where can employees get more information?

For ON Semiconductor employees:

•	InsideON, the company intranet

•	The Circuit Transitions, the acquisition newsletter dedicated to the deal

•	Managers

•	E-mail

•	Company and department meetings

For AMI Semiconductor employees:

•	Insite, the company intranet

•	Managers

•	E-mails - global/regional/departmental emails

•	Company and department meetings

•	The Circuit Transitions, the acquisition newsletter dedicated to the deal

What should I do if a journalist asks me a question?

Please direct all media inquiries to the respective media relations staff of AMI Semiconductor or ON Semiconductor.

ON Semiconductor

Anne Spitza

Manager, media relations

(602) 244-6398

anne.spitza@onsemi.com

AMI Semiconductor

Tamera Drake

AMI Semiconductor

Media Relations

(208) 234-6890

tamera_drake@amis.com

Brad Yates

AMI Semiconductor

Senior Vice President Human Resources

(208) 234-6053

brad_yates@amis.com

About ON Semiconductor

Who is ON Semiconductor?

•

ON Semiconductor (Nasdaq: ONNN) is a preferred supplier of power solutions to engineers, purchasing professional, distributors, and contract manufacturers in the computer, cell phone, portable devices, automotive and industrial markets.

•	They design, manufacture and market an extensive portfolio of semiconductor components that addresses the design needs of sophisticated electronic systems and products.

•	Their power management semiconductor components distribute and monitor the supply of power to the different elements within a wide variety of electronic devices.

•	Their data management semiconductor components provide high-performance clock management and data flow management for precision computing and communications systems.

•	Their standard semiconductor components serve as “building block” components within virtually all electronic devices.

Where is the ON Semiconductor’s headquarters?

The company is headquartered in Phoenix, Arizona, USA. The company owns and operates several development centers and several manufacturing facilities located throughout the U.S., Europe and Asia.

How many employees are employed by ON Semiconductor?

Worldwide, ON Semiconductor employs more than 11,000 employees.

What kind of products does ON Semiconductor sell?

•	ON Semiconductor has four business groups, Computing Products, Automotive and Power Regulation Group, Standard Products Group and Digital and Consumer Products Group.

•	Key products include:

Automotive and Power Regulation: Amplifiers, comparators, voltage regulators and references, AC-DC / DC-DC converters, IGBTs, high voltage MOSFETs

Computing: Vcore controllers, DDR memory controllers, low and medium voltage MOSFETs

Digital and Consumer: Filters, DC-DC converters, FETs, Op Amps, analog switches, LED drivers

Standard Products: ESD protection, TVS Zeners, clock distribution and PLLs; MicroIntegration™, MiniGate™ logic, small signal transistors, zeners, rectifiers, standard logic

What is ON Semiconductor’s company mission?

To provide customers with high quality, cost effective solutions to solve the demanding power management and circuit protection design challenges.

What is ON Semiconductor’s company vision?

ON Semiconductor is dedicated to becoming the premier supplier of performance power solutions worldwide.

What is ON Semiconductor’s business strategy?

ON Semiconductor’s business strategy is to become the supplier of choice by:

•	Leveraging operational strengths

•	Building intimate relationships with market-making customers

•	Improving technological capabilities to provide leadership in power solutions

To follow this strategy ON Semiconductor will continuously:

•	Dedicate resources to understand the needs of key customers and develop solutions for their key applications

•	Increase rate of technological innovation

•	Shorten development cycle times

•	Lower manufacturing costs

•	Improve quality and supply chain

Describe the ON Semiconductor culture.

ON Semiconductor prides itself on living up to its core values (integrity, respect and initiative) in every area of the company. ON Semiconductor believes their people power the future. They offer:

•	Challenging Opportunities

•	Global Reach, Winning Through Operational Excellence

•	Performance-based Mindset

•	Great People, Great Place

What is ON Semiconductor’s Quality/Service philosophy/statement?

Every ON Semiconductor employee is personally responsible for ensuring the highest quality in products and services delivered to internal and external customers. Continuous improvement in the quality of the processes, products, and service is fundamental to the achievement of customer satisfaction.

About AMI Semiconductor

Who is AMI?

AMI Semiconductor is a leader in the design and manufacture of silicon solutions for the real world. As a widely recognized innovator in state-of-the-art mixed-signal and digital products, AMI

Semiconductor is committed to providing customers in the automotive, medical, industrial, mil/aero and communication markets with the optimal value, quickest time-to-market semiconductor solutions. AMI Semiconductor operates globally with headquarters in Pocatello, Idaho, European corporate offices in Oudenaarde, Belgium, and a network of sales and design centers located in the key markets of the North America, Europe and the Asia Pacific region.

AMI Semiconductor maintains a global network of design centers throughout Europe, Asia and the U.S. Each design center maintains a team of expert semiconductor engineers ready to assist in mixed-signal and digital design and test.

Where is the AMI headquarters?

The worldwide headquarters is in Pocatello, Idaho, USA. The European headquarters is located in Oudenaarde, Belgium.

How many employees are employed by AMI?

AMI Semiconductor employs more than 2,700 people worldwide. Approximately 850 work at the company's headquarters, manufacturing and engineering facilities located in Pocatello, Idaho. Nearly 700 are employed at the company's manufacturing facilities and European headquarters in Oudenaarde, Belgium. Approximately 900 people are employed at the AMI Semiconductor sort and test facility in Calamba, Philippines. The remaining employees are at design, sales and technical support centers located throughout the world.

What kind of products does AMI sell?

AMI Semiconductor designs, develops and manufactures a broad range of integrated mixed-signal and digital application specific integrated circuits. These products are used in a wide variety of applications for a number of end-uses including automotive, medical, industrial, military/aerospace, communications, computing, and consumer products.

Key core competencies that drive product design and development include:

•	Unique smart power – high voltage analog integrated with digital compute cores and accurate sensing

•	Low power signal processing – integration of analog, digital and wireless in the low power world

•	Specialized digital solutions – enabling proprietary mil/aero applications

Primary products include:

•	In-Vehicle network transceivers

•	Stepper motor drivers

•	DSP systems

•	ULP memory

•	System-Level ASICs

•	Power over ethernet ASICs and ASSPs

•	Image sensors

•	Wireless

•	Clocks and timers

Services include:

•	FPGA to ASIC and ASIC to ASIC conversion

•	Mixed-Signal foundry

•	System Level architecture and integration

•	Mixed-Signal and digital IC design and test resources

What is the AMI company mission?

To leverage our unique core competencies in smart power, low power signal processing and specialized digital solutions to be the sensing and control solution experts solving demanding problems for our customers.

What is the AMI company vision?

AMI Semiconductor is committed to maintain or become the industry leader in the automotive, medical, industrial, mil/aero and communication markets for smart power, low power signal processing and specialized digital solutions.

What is the AMI business strategy?

AMI Semiconductor’s business strategy is to provide customers in the automotive, medical, industrial, mil/aero and communication markets with optimal value, quickest time-to-market semiconductor solutions. We draw upon our unique technology portfolio to execute a strategy of capturing complex mixed-signal systems to develop customer specific solutions. In addition, our conversion capabilities and flexible and efficient manufacturing processes adhere to the industry's highest quality and reliability standards.

Describe the AMI culture.

AMI Semiconductor promotes a mutually rewarding partnership with its employees – a partnership that creates a customer-focused organization with a commitment to quality in every aspect of the business. AMI encourages open communication, innovation and teamwork, and rewards achievement through pay-for-performance. Integrity, commitment, and delivering reliable results are qualities to which we aspire. In addition, we conduct business based upon a strong belief in good corporate citizenship.

What is the AMI Quality/Service philosophy/statement?

The AMI Semiconductor quality/service policy is excellence in all we do. Our goal and strategy is to delight our customers with best in class products, quality, value, and on time delivery. We view quality as fundamental to the company’s mission and success and we intend to consistently improve the inherent quality of its systems, processes and products to meet current customer requirements and anticipate their future expectations.

END

Important Information

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

The following are talking points used in connection with customer service communications by AMI beginning December 13, 2007:

Customer Service Talking Points

About the Deal

•	ON Semiconductor has announced plans to acquire AMI Semiconductor in an all-stock transaction valued at approximately $915 million

•	The combined company will have LTM (Last 12 months) revenues of more than $2 billion and EBITDA of more than $500 million. (This will make ON Semiconductor larger than National Semiconductor.)

•	The transaction is subject to the approval of shareholders from both companies as well as customary closing conditions. The companies expect the transaction to close in the first half of 2008.

•

The acquisition will enhance ON Semiconductor’s analog and power leadership - by enhancing scale, higher value and higher margin products, deep customer relationships, and an expanded addressable market.

•	ON Semiconductor plans to leverage the advanced sub-micron capabilities of our Gresham fabrication facility to achieve operational synergies and extend AMI’s high voltage and low power offerings

•

The strong EBITDA of the combined company - along with the rationalization of our capital expenditures and utilization of our tax losses - will enable ON Semiconductor to generate significant cash flow for our shareholders.

•	Under the terms of the agreement AMI shareholders will receive 1.150 shares of ON Semiconductor common stock for each share of AMI common stock they own.

Important Information

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

On December 13, 2007, AMI circulated the following email text to AMI employees:

All employees communication meeting set for 10 a.m. today

AMIS-Pocatello employees are asked to attend an all employees communication meeting at 10 a.m. Thursday in the Fab 7 Conference Room. ON Semiconductor’s announced acquisition of AMIS will be explained by Chris King and Keith Jackson, ON Semiconductor President and CEO, and Donald Colvin, Executive Vice President and Chief Financial Officer of ON Semiconductor. Employees are reminded to refer all news media inquiries to Tamera Drake, AMIS Marketing Communications Manager, and analyst or investor inquiries to Wade Olsen, Treasurer and Investor Relations. To view a video explaining the acquisition, click on http://208.106.162.83 /ON  Semiconductor/December%202007/AMI%20acquisition%20announcement.wmv. AMI Semiconductor - “Silicon Solutions for the Real World”

NOTICE:

This electronic message contains information that may be confidential or privileged. The information is intended for the use of the individual or entity named above. If you are not the intended recipient, please be aware that any disclosure, copying, distribution or use of the contents of this information is prohibited. If you received this electronic message in error, please notify the sender and delete the copy you received.

IMPORTANT INFORMATION

This communication is being made in respect of the proposed transaction involving ON and AMIS. In connection with the proposed transaction, ON plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of ON and AMIS plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of ON and AMIS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by ON and AMIS through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from ON by directing a request to ON Semiconductor Corporation, 5005 East McDowell Road, Phoenix, AZ, 85008, Attention: Investor Relations (telephone: (602) 244-3437) or going to ON’s corporate website at www.onsemi.com, or from AMIS by directing a request to AMIS Holdings, Inc., 2300 Buckskin Road Pocatello, ID, 83201, Attention: Investor Relations (telephone: 208-233-4690) or going to AMIS’ corporate website at www.amis.com.

ON and AMIS, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ON’s directors and executive officers is contained in its annual proxy statement filed with the SEC on April 11, 2007. Information regarding AMIS’ directors and executive officers is contained in AMIS’ annual proxy statement filed with the SEC on May 24, 2007. Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).